UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                              MATTMAR MINERALS INC.
                                (Name of Issuer)


                    Common Shares with a par value of $0.001
                         (Title of Class of Securities)

                                    577164106
                                 (CUSIP Number)

                                Clark Wilson LLP
                            c/o William L. MacDonald
                          800 - 885 West Georgia Street
                       Vancouver, British Columbia V6C 3H1
                                 (604) 687-5700
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 April 19, 2006
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP NO. 577164106                                            Page 2 of 4 Pages
-------------------                                            -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Sean Mitchell
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Sean Mitchell is a citizen of Canada
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     10,000,000 common shares
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     n/a
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       10,000,000 common shares
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     n/a
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    10,000,000 common shares
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    76.9% based on 13,000,000 common shares issued and outstanding
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP NO. 577164106                                            Page 3 of 4 Pages
-------------------                                            -----------------

ITEM 1. SECURITY AND ISSUER

This Statement relates to common shares with a par value of $0.001 of Mattmar Minerals Inc. (the "Issuer"). The principal executive offices of the Issuer are located at #208 - 828 Harbourside Drive, North Vancouver, British Columbia V7P 3R9.

ITEM 2. IDENTITY AND BACKGROUND

     (a)  Sean Mitchell.

     (b)  2986 West 30th Avenue, Vancouver, British Columbia V6L 1Z4.

     (c)  Mr. Mitchell is a businessman.

     (d) Mr. Mitchell has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

     (e) Mr. Mitchell has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. Mitchell is a citizen of Canada.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

On April 19, 2006, Sean Mitchell acquired 10,000,000 shares (the "Shares") of the Issuer's common stock in exchange for US$10,000, or US$0.001 per share.

ITEM 4. PURPOSE OF TRANSACTION

The purpose of the transaction described above was for investment purposes.

Depending on market conditions and other factors, Mr. Mitchell may acquire additional shares of the Issuer's common stock as he deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. Mr. Mitchell also reserves the right to dispose of some or all of the Shares in the open market, in privately negotiated transactions to third parties or otherwise.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) As of April 19, 2006, the aggregate number and percentage of common shares of the Issuer beneficially owned by Mr. Mitchell was 10,000,000 common shares, or approximately 76.9% of the Issuer.

     (b) Mr. Mitchell has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 10,000,000 shares of common stock of the Issuer.

     (c) Other than as described in Item 3 above, Mr. Mitchell has not effected any transaction in the shares of common stock of the Issuer in the past sixty days.

     (d)  N/A


     (e)  N/A

                                  SCHEDULE 13D
-------------------                                            -----------------
CUSIP NO. 577164106                                            Page 4 of 4 Pages
-------------------                                            -----------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between Reporting Persons and any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

N/A

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 25, 2008
-----------------
Dated


/s/ Sean Mitchell
--------------------------------------
Signature


SEAN MITCHELL - President and Director
--------------------------------------
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).